Raiffeisen INTERNATIONAL
Member of RZB Group

RECEIVED

2008 FEB 12 P 12:43

[redacted]

08000692

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna
Austria
Tel: + 43 171707 2089

Securities and Exchange Commission
Division of Corporation Finance
Office of International Corporate Finance
100 F Street, NE
Washington, DC 20549

SUPPL

1st February 2008

Reference: Raiffeisen International Bank-Holding AG
Information pursuant to Rule 12g3-2(b) for File No.82-34958

PROCESSED
FEB 15 2008
THOMSON
FINANCIAL

Dear Sir/Madam

Raiffeisen International Bank-Holding AG has been granted an exemption pursuant to Rule 12g3-2(b) under the Securities Act of 1934.

Please find enclosed with this letter a copy of all information required to be submitted to the Securities and Exchange Commission pursuant Rule 12g3-2(b), which we have published since we last sent you information on the 18th January 2008.

If you have any further questions please do not hesitate to contact me.

Yours faithfully,

Alisdair Swanney
Investor Relations

Vienna, 1 February 2008

Raiffeisen International Successfully Closes First Securitisation Transaction in CEE in 2008 After Turbulence in the Financial Markets

Raiffeisen Leasing Polska S.A., the Polish leasing subsidiary of Raiffeisen International Bank-Holding AG has successfully closed the 1 billion Polish Zloty (approx. 280 million euros) vehicle leasing securitisation transaction "ROOF Poland 2008-1". This is the first securitisation transaction successfully closed in Central and Eastern Europe (CEE) in 2008 and, in particular, a remarkable success considering the market turbulence since the start of the Subprime Crisis in Summer 2007.

The transaction substitutes the 640 million Polish Zloty ROOF Poland 2006 transaction closed in January 2006. This is already the fourth transaction from a CEE country which Raiffeisen International has concluded under its ROOF-securitisation platform over the past two years.

The closing of this transaction despite challenging market conditions reflects the strong confidence of the investors in the ROOF securitisation programme and in Raiffeisen International's reputation as originator in CEE.

"The successful closing of this transaction is remarkable – in particular in the light of the current market environment – and shows that investors acknowledge that we use superior risk standards in our markets and, therefore, our portfolios are very well received by the markets", said Herbert Stepic, CEO of Raiffeisen International.

EIB and EIF have again participated in ROOF Poland 2008-1 in order to facilitate the financing of small and medium enterprises within the European Union. Support of EIB and EIF was a major factor contributing to the successful closing of the transaction in the unfavourable market conditions.

*****

For further information please contact:

Susanne Langer
Vice President Investor Relations
investor.relations@ri.co.at
phone +43-1-71707-2089
http://www.ri.co.at

Raiffeisen International Bank-Holding AG
Am Stadtpark 9
A-1030 Vienna

END